Exhibit 77(c)

Matters submitted to a Vote of Security Holders

On April 20, 2010 a Special Meeting of Shareholders of ING Focus 5 Portfolio, a Series of ING Investors Trust, was held at which the shareholders were asked to approve (1) the conversion of the Portfolio to a fund-of-funds structure and (2) subject to shareholder approval of proposal 1, to amend the investment management agreement between Directed Services LLC ("DSL"), the Portfolio's investment adviser, and the Trust, on behalf of the Portfolio, to reduce the advisory fee payable by the Portfolio to DSL.

	Proposal	Shares voted for	Shares voted against or withheld	Shares abstained	Total Shares Voted

ING Focus 5 Portfolio	1	19,275,501.592	1,098,250.489	1,537,599.438	21,911,351.519
	2	19,721,292.004	850,961.641	1,339,097.874	21,911,351.519